CONSULTING AGREEMENT

THIS AGREEMENT (this "Agreement"), dated as of this 9 day of May, 2011 and effective as of the Effective Date (as defined herein), is made and entered into by and between Potash America, Inc. (hereinafter "the Company") and Elwayne Everett dba/Calrock Sales (hereinafter the"Consultant").

WHEREAS, the Consultant and the Company desire to memorialize the terms and conditions of the consultant's relationship with the Company in a written binding contract.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

1. Term; Effective Date

The term of this Agreement shall commence as of May 10, 2011, "Effective Date") and shall continue until this Agreement is terminated by either party with 30 days notice.

2. Direct Responsibilities

It shall be the direct responsibility of the Contractor to act as project manager in the development of the Nevada Property(s). Contractor is to conduct the activities of the Company to maintain compliance with all relevant jurisdictions regarding property maintenance, payments of fees, dues, licenses etc. to ensure the Company continues to maintain 100% ownership in such Claims. Contractor shall employ at the Company's expense such experts as needed to perform his duties. Contractor shall seek approval of the Company for all such expenses prior to such expenditures.

3. Compensation

As compensation for services rendered by the Contractor during his tenure under this Agreement, the Company shall, commencing with the Effective Date, pay $3,000.00/Month plus expenses. PLUS A $300/MO TRUCK ALLOWANCE. (SIGNATES TO BE PROVIDED).

4. Expenses

The Company shall reimburse the Contractor for all reasonable and necessary business expenses incurred by him in the performance of his duties hereunder, in accordance with its policies.

5. Compliance with Other Agreements

The Contractor represents and warrants that his performance hereunder shall not conflict with any other agreements to which he is a party.
The Contractor agrees not to enter into any agreement, either written or oral, which may conflict with this Agreement, and he authorizes the Company to make known the terms of this Agreement to any person or entity.

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6. Confidential Information

The Contractor agrees to maintain all confidentiality with respect to any and all work product derived from the Contractor's activities on behalf of the Company.

7. Non-Waiver

It is understood and agreed that one party's failure at any time to require the performance by the other party of any of the terms, provisions, covenants or conditions hereof shall in no way affect the first party's right thereafter to enforce the same, nor shall the waiver by either party of the breach of any term, provision, covenant or condition hereof be taken or held to be a waiver of any succeeding breach.

8. Severability

In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed, or if any such provision is held invalid or unenforceable by a court of competent jurisdiction or any arbitrator, such provision shall be deleted from this Agreement and this Agreement shall be construed to give full effect to the remaining provisions thereof.

9. Governing Law

This Agreement shall be interpreted, construed and governed according to the laws of the State of Nevada, without regard to the principle of conflicts of laws thereof.

10. Headings and Captions

The paragraph headings and captions contained in this Agreement are for convenience only and shall not be construed to define, limit or affect the scope or meaning of the provisions hereof.

11. Survival

The provisions of the Stock Option Agreement (and any agreements incorporated therein by reference) shall survive the termination and/or expiration of this Agreement.

12. Entire Agreement

This Agreement, contains and represents the entire agreement of the parties and supersedes all prior agreements, representations or understandings, oral or written, express or implied with respect to the subject matter hereof. This Agreement may not be modified or amended in any way unless in writing signed by both the Contractor and the Company.

13. Assignability

Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, successors and assigns.

14. Notices

All notices required or permitted hereunder shall be in writing and shall be deemed properly given if delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, or sent by courier or similar form of telecommunication, and shall be deemed to have been given when received. Any such notice or communication shall be addressed to the Company at 200 South Virginia Street, Reno, Nevada 89501, and the Contractor at P.O. Box 2604 Hawthorne NV or such other address as the parties shall have furnished to one another in writing.

15. Counterparts

This Agreement may be executed in two or more counterparts all of which shall have the same force and effect as if all parties hereto had executed a single copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, to be effective as of the Effective Date.

POTASH AMERICA, INC.

Elwayne E. Everett

Elwayne E. Everett dba/ Calrock Sales (Contractor)

By: [signature]

Name: Barry Wattenberg
Title: President, CEO

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